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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SEC FILE NUMBER
8-36307

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NBC Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

RECD S.E.C.
MAR 31 2005
535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

850 Ridge Lake Blvd, Suite 400
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Martin 901-842-3842

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

Check One:
- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Bradley M. Martin swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Capital Markets Group, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M. HIGHTOWER NOTARY PUBLIC AT LARGE SHELBY CO. TN MY COMM. EXP. 9-19-07

Bradley M. Martin
Signature

Chief Financial Officer
Title

Linda M. Hightower
Notary Public
3-29-2005

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- (   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- (   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- (   ) (m) A copy of the SIPC Supplemental Report.
- (   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

February 1, 2005

NASD

Ms. April S. Anderson
Chief Compliance Officer
NBC Capital Markets Group, Inc.
850 Ridge Lake Boulevard, Suite 400
Memphis, Tennessee 38120

Dear Ms. Anderson:

On January 27, 2005, your firm requested an extension to file your annual audit for the fiscal year ending December 31, 2004. Based on the information contained in your request and the facts as you have presented them, the NASD has approved your request. Your annual audit should be filed no later than **March 31, 2005**. An annual audit is deemed to be filed upon receipt by the Securities and Exchange Commission's principal office in Washington, D.C., pursuant to SEC Rule 17a-5.

Should you have any further questions, please contact Dana L. Trosclair, Associate Examiner at (504) 522-6527.

Sincerely,

Brian J. Hartmann
Supervisor of Examiners

cc: Ms. Eleanor M. Sabalbaro
Member Regulation Systems Support
NASD
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850

New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans,, LA
70163-0802

tel 504 522 6527
fax 504 581 3699
www.nasd.com



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows, present fairly, in all material respects, the financial position of NBC Capital Markets Group (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the period January 1, 2004 through September 30, 2004 and for the period October 1, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, National Commerce Financial Corporation (the Company's ultimate parent) was acquired by SunTrust Banks, Inc. on October 1, 2004 which resulted in a new basis of accounting for the Company. Also as discussed in Note 2, the Company restated its retained earnings at January 1, 2004 to reflect amounts not recognized in prior periods.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 30, 2005

NBC Capital Markets Group
Statement of Financial Condition
As of December 31, 2004

Assets		
Cash and cash equivalents	$	369,071
Cash and securities segregated for regulatory purposes		1,500,000
Brokers and dealers receivables		3,620,483
Customer receivables		5,155,429
Securities purchased under agreements to resell		190,951,825
Securities owned:		
U.S. government or its agencies		163,033,291
State and municipal obligations		3,537,298
Other		164,394
Total securities owned		166,734,983
Interest and principal receivable		280,789
Furniture, fixtures and equipment, at cost, net of accumulated depreciation and amortization of $3,105,530		2,123,509
Customer relationship intangible, net of accumulated amortization of $155,000		2,945,000
Goodwill		35,259,349
Income taxes receivable from affiliate		517,171
Other assets, net		1,159,346
Total Assets	**$**	**410,616,955**
Liabilities and Stockholder's Equity		
Short-term borrowings from a related party	$	96,098,406
Payable to brokers and dealers		6,975,616
Unsettled trades		9,975,116
Securities sold, not yet purchased, at fair value		89,799,330
Securities sold under agreement to repurchase		95,250,000
Customer payables		666,523
Interest payable		39,704
Accounts payable and accrued expenses		1,139,043
Accrued compensation		4,434,519
Due to affiliates		610,446
Deferred income taxes payable to affiliate		77,056
Total Liabilities		**305,065,759**
Commitments and contingencies (Notes 12,13)		-
Stockholder's Equity		
Common stock (authorized 100,000 shares, issued and outstanding 10,000 shares, $1 par value)		10,000
Additional paid-in capital		57,085,655
Retained earnings		48,455,541
Total Stockholder's Equity		**105,551,196**
Total Liabilities and Stockholder's Equity	**$**	**410,616,955**

The accompanying notes are an integral part of these financial statements.

NBC Capital Markets Group

Statement of Income

	October 1, 2004 through December 31, 2004	January 1, 2004 through September 30, 2004
Revenues		
Commission revenue	$ 11,130,703	$ 40,103,668
Interest income	3,628,558	9,660,375
Trading gains and losses	(14,580)	6,456,028
Other	(12,355)	24,403
Total revenues	14,732,326	56,244,474
Expenses		
Employee compensation and benefits	7,659,178	28,871,142
Interest expense	2,547,918	6,037,433
Communications and data processing	599,017	1,784,028
Occupancy and equipment rental	234,405	683,806
Brokerage and clearance costs	116,440	390,665
Other	309,624	1,097,644
Total expenses	11,466,582	38,864,718
Income before income taxes	3,265,744	17,379,756
Provision for income taxes	1,245,634	6,660,404
Net income	$ 2,020,110	$ 10,719,352

The accompanying notes are an integral part of these financial statements.

NBC Capital Markets Group
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 10,000	$ 8,993,025	$ 46,435,431	$ 55,438,456
Net income (January 1, 2004 through September 30, 2004)	-	-	10,719,352	10,719,352
Balance at September 30, 2004	$ 10,000	$ 8,993,025	$ 57,154,783	$ 66,157,808
Purchase accounting adjustments "pushed down" as a result of STI acquisition	-	48,092,630	(10,719,352)	37,373,278
Balance at October 1, 2004	$ 10,000	$ 57,085,655	$ 46,435,431	$ 103,531,086
Net income (October 1, 2004 through December 31, 2004)	-	-	2,020,110	2,020,110
Balance at December 31, 2004	$ 10,000	$ 57,085,655	$ 48,455,541	$ 105,551,196

The accompanying notes are an integral part of these financial statements.

NBC Capital Markets Group
Statement of Cash Flows

	October 1, 2004 through December 31, 2004	January 1, 2004 through September 30, 2004
Cash flows from operating activities:		
Net income	$ 2,020,110	$ 10,719,352
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization	259,302	287,344
Deferred income tax benefit	39,000	-
Changes in assets and liabilities:		
Cash and securities segregated for regulatory purposes	(1,499,000)	6,487,500
Brokers and dealers receivables	(811,635)	27,331,210
Customer receivables	12,463,361	(14,524,554)
Securities purchased under agreements to resell	56,121,250	(169,001,200)
Securities owned	157,728,036	(89,723,511)
Interest and principal receivable	1,107,554	(27,202)
Due from affiliates	318,861	(318,861)
Income taxes receivable from affiliate	(517,173)	-
Other assets, net	1,558,003	(769,632)
Payable to brokers and dealers	(9,311,289)	16,286,907
Unsettled trades	9,975,116	31,242,630
Securities sold, not yet purchased, at fair value	(71,479,628)	73,018,311
Securities sold under agreement to repurchase	(4,251,063)	99,501,063
Customer payables	661,166	(261,739)
Interest payable	(767,162)	269,455
Accrued compensation	(808,174)	(567,096)
Due to affiliates	349,562	(178,426)
Accounts payable and accrued expenses	(234,202)	(1,114,710)
Income taxes payable to affiliate	(5,754,633)	(513,003)
Net cash provided by (used in) operating activities	147,167,362	(11,856,162)
Cash flows from investing activities:		
Purchases of furniture, fixtures, and equipment	(1,172,621)	(426,859)
Net cash used in investing activities	(1,172,621)	(426,859)
Cash flows from financing activities:		
Repayment of short-term borrowings, net	(146,035,637)	10,401,458
Net cash (used in) provided by financing activities	(146,035,637)	10,401,458
Net change in cash and cash equivalents	(40,896)	(1,881,563)
Cash and cash equivalents at beginning of period	409,967	2,291,530
Cash and cash equivalents at end of period	369,071	409,967
Supplemental cash flow information:		
Income taxes paid	$ 2,000,000	$ 5,488,039
Interest paid	$ 2,334,389	$ 5,507,094
Noncash transaction:		
Purchase acconting adjustments	$ 38,359,349	$ -

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Organization
NBC Capital Markets Group (the "Company") primarily acted as a U.S. government and municipal securities broker-dealer. The Company was registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. The Company was owned by National Bank of Commerce (NBC) at December 31, 2004 (see Note 14 for subsequent merger). The Company has customers throughout the United States. For trades with retail customers, the Company clears its securities transactions on a fully disclosed basis through National Financial Services Corporation. For trades with institutional customers the Company clears its securities transactions on a self-clearing basis.

Acquisition of National Commerce Financial Corporation by SunTrust Banks, Inc.
Effective October 1, 2004, National Commerce Financial Corporation (NCF), the parent of NBC, was acquired by SunTrust Banks, Inc. (STI) in a transaction accounted for as a purchase business combination. As a result of the transaction, STI's basis in the Company was "pushed down" to the Company providing a new basis of accounting at October 1, 2004. The Company therefore recorded certain purchase accounting adjustments of approximately $35.3 million and $3.1 million in goodwill and customer relationship intangible, respectively.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of ninety days or less that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash and securities segregated for regulatory purposes as cash and cash equivalents for the statement of cash flows.

Securities Transactions
Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade at December 31, 2004, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices as determined by management; except for short positions, which the last quoted asked price is used. The resulting difference between cost and market is included in income.

Depreciation and Amortization
Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to eight years) or the life of the lease, whichever is shorter. Amortization on the customer relationship intangible for each of the following years ending December 31 is as follows:

2005	$	620,000
2006		620,000
2007		620,000
2008		620,000
2009		465,000
	$	2,945,000

Income Taxes
The Company is included in the consolidated income tax return of STI. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by STI.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totalled $77,056 at December 31, 2004.

The provision for income taxes, included in the accompanying statement of income, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

Fair Value of Financial Instruments
Financial instruments are carried at estimated fair value, which approximates their recorded balances at December 31, 2004.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill and Customer Relationship Intangible
The Company has stated its customer relationship intangible asset at cost, less accumulated amortization. This asset is being amortized over a period of five years.

Goodwill was recorded as a result of the acquisition on October 1, 2004. The Company will review goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Impairment of Long-Lived Assets
In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2004.

2. Restatement of Retained Earnings at January 1, 2004

A $1.7 million adjustment was recorded in the opening retained earnings balance at January 1, 2004 to correct prior periods.

3. Cash and Securities Segregated Under Federal Regulations

The Company maintains special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2004, restricted cash and securities totalling approximately $1,500,000 have been segregated into this account.

4. Securities Under Agreement to Resell and Repurchase

Securities are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% to 105% of the underlying securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2004, the Company had accepted collateral with a fair value of $191,691,075, that the Company is permitted by contract or custom, to sell or repledge, and has sold or repledged all of that collateral as of December 31, 2004.

5. Brokers and Dealers Receivables

The receivable from brokers and dealers of $3,620,483 consists primarily of securities failed to deliver at December 31, 2004.

6. Payable to Brokers and Dealers

The payable to brokers and dealers of $6,975,616 represents securities failed to receive at December 31, 2004.

7. Short-Term Borrowings from Related Party

Short-term borrowings represent bank loans payable to NBC on demand, used to finance clearance of securities and firm positions. These borrowings bear interest at daily variable rates (2.74% at December 31, 2004) based on federal funds rates. Borrowings under the arrangement are collateralized by certain company securities owned and certain customers' and broker/dealer unpaid securities which, at December 31, 2004 had aggregate fair values of approximately $156,009,348, which include $154,786,952 of firm related inventory and $1,222,396 of customer related inventory. The average interest rate on these short-term borrowings for the year ended December 31, 2004 was 1.85%.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $55,418,660 which was $55,168,660 in excess of required net capital.

9. Related Party Transactions

The Company had transactions with affiliates for interest on short-term borrowings of $1,056,205 and $2,212,916, management fees of $16,164 and $73,836, and other services of $9,446 and

$43,151 for the periods October 1, 2004 through December 31, 2004 and January 1, 2004 through September 30, 2004, respectively. The Company also earned approximately $261,930 and $1,196,478 for the periods October 1, 2004 through December 31, 2004 and January 1, 2004 through September 30, 2004, respectively, from commissions on transactions with NBC.

The Company's employees participate in various other benefit plans offered to employees and retirees of NCF. Included in expenses are the Company's pro rata charges for such participation.

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by STI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows (in thousands):

	October 1, 2004 through December 31, 2004			January 1, 2004 through September 30, 2004		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 1,095	$ (36)	$ 1,059	$ 5,661	$ -	$ 5,661
State	190	(3)	187	999	-	999
	$ 1,285	$ (39)	$ 1,246	$ 6,660	$ -	$ 6,660

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table (in thousands):

	October 1, 2004 through December 31, 2004	January 1, 2004 through September 30, 2004
Expected income tax expense at U.S. statutory rate	$ 1,130	$ 6,043
The effect of:		
Increase due to state taxes, net of U.S. federal income tax effects	118	629
Other, net	(2)	(12)
Income tax expense	$ 1,246	$ 6,660

11. Employee Benefits

The Company participates in a defined benefit non-contributory pension plan of NCF generally covering all full-time employees who have served continuously for one year. The Company was allocated pension expense of approximately $28,547 and $130,403 for the periods October 1, 2004 through December 31, 2004 and January 1, 2004 through September 30, 2004, respectively, which is included in employee compensation and benefits in the accompanying statement of income.

During 2004, the Company's employees participated in various other benefit plans offered to employees and retirees of NCF. Included in employee compensation and benefits in the accompanying statement of income are the Company's pro rata charges for such participation.

12. Commitments and Contingencies

At December 31, 2004, the Company was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

2005	$	432,924
2006		433,724
2007		439,184
2008		447,982
2009		456,992
Thereafter		860,860
	$	3,071,666

Litigation
In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any material litigation or claims against the Company.

13. Guarantees to Third Parties

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. The Company experienced minimal net losses as a result of the indemnity during 2004.

14. Subsequent Merger

On February 21, 2005, the Company was merged into SunTrust Capital Markets, Inc., a subsidiary of STI. This transaction was approved by the New York Stock Exchange.

Supplementary Schedules

NBC Capital Markets Group
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Schedule I

Computation of Net Capital:		
Total shareholder's equity		$ 105,551,196
Deductions and/or charges:		
Nonallowable assets	$ 41,949,475	
Aged fail-to-deliver	18,801	
Other deductions or charges	470,000	42,438,276
Net capital before haircuts on securities positions		63,112,920
Haircuts on securities		
Trading assets:		
U.S. and Canadian government obligations	5,395,929	
State and municipal obligations	213,286	
Open contractual commitments	2,082,159	
Other securities	2,886	7,694,260
Net capital		$ 55,418,660
Computation of Basic Net Capital Requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $250,000 if greater)		250,000
Excess net capital		$ 55,168,660
Net capital in excess of 5% of aggregate debit items or $120,000		$ 55,151,556

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2004.

NBC Capital Markets Group

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004 — Schedule II

Credit balances:	
Other credit balances in customers' security accounts	$ 666,523
Monies borrowed collateralized for the accounts of customers	1,222,396
Customers' securities fails to receive	3,429,072
Market value of short securities and credits in all suspense accounts over 30 calendar days	24,193
Total credit balances	5,342,184
Debit balances:	
Customer debit balances	5,155,429
Customers' fails to deliver	186,643
Less 3%	(160,262)
Total debit balances	5,181,810
Reserve computation:	
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$ 160,374
Reconciliation of amount on deposit in the "Reserve Bank Account" at December 31, 2004:	
Amount on deposit in the "Reserve Bank Account" at December 31, 2004	$ 1,500,000

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2004.

MARKET VALUE AND THE NUMBER OF ITEMS OF:	
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
NUMBER OF ITEMS	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
NUMBER OF ITEMS	None



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of NBC Capital Markets Group (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2005